UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

EVOLVING GOLD CORP. of 1200- 1188 West Georgia Street Vancouver, B.C. V6E 4A2

Item 2: Date of Material Change

December 3, 2004 and January 10, 2005

Item 3: Press Release

Press releases dated December 6, 2004 and January 10, 2005 were issued by the Company in Vancouver, BC and filed at www.sedar.com.

Item 4: Summary of Material Change

The Company has closed a private placement $96,000 by the issue of 600,000 units at $.16 per share. Each unit is composed of one share and a two year share purchase warrant exercisable for 2 years at a price of $.25 per share.

The Company has an option to acquire 62 unpatented mining claims located in Humboldt County, Nevada.

Item 5: Full Description of Material Change

The details of the placees are as follows:

Name and address	Private Placement Units	New Shares and warrants	Currently Owned Shares	Resulting Share ownership (fully diluted assuming exercise of warrants)	% of issued shares of Company	Relation- ship to Company
Warren McIntyre #1200 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 604-685-6375	75,000 units	150,000	507,815	657,815	0.08%	Director
Rudy deJonge 305 - 1812 Greer Ave Vancouver, BC, V6J 1C5 604-782-4191	25,000 units	50,000	570,945	620,945	0.0801%	Friend of directors
Alexander Lenec #210 - 5511 West Boulevard Vancouver, BC, V6M 3W6 604-264-1277	300,000 units	600,000	0	600,000	0.077%	Business associate
Lawrence A. Dick 5310 Montiverdi Place West Vancouver, BC, V7W 2W8 604-913-9005	75,000 units	150,000	658,000	808,000	0.10%	Director
David Eaton 2439 Trinity Street Vancouver, BC , V5K 1C9 604-649-5757	75,000 units	150,000	450,000	600,000	0.077 4%	Friend of directors
James Taylor 3271 138A Street Surrey, BC, V4P 2B4 604-536-7653	50,000 units	100,000	50,000	150,000	0.02%	Business associate
Total	600,000	1,200,000	2,236,760	3,436,760	0.44%

The Company does not have any income and is dependent on sales of its common shares to raise the monies required for its ongoing administrative and exploration expenses. The $96,000 private placement funds will be used as follows: (i) $36,000 required as the cash portion of the option to acquire 62 unpatented mining claims located in Humboldt County, Nevada (the "Golden Arc Claims") pursuant to an Option and Royalty Agreement dated December 3, 2004. See Issuer's news release dated December 6, 2004; (ii) accounts payable $19,723.14; and (iii) the balance of $40,276.86 will be used for general working capital which will be adequate for 6 months of operations. Additional capital must be raised to fund the ongoing administrative expenses and the exploration commitment of US $100,000 in 2005 and US$200,000 in 2006.

The Company has an option to acquire 62 unpatented mining claims located in Humboldt County, Nevada. A 43-101 report is being prepared from Geological/Geophysical maps, prior monthly activity reports and drill logs of work completed in the late 1980's by Santa Fe Mining (now owned by Newmont Mining).

In a news release dated December 6, 2004, the Issuer announced it has signed an Option and Royalty Agreement dated December 3, 2004 with Golden Sands Exploration Inc., ("Golden") a British Columbia company and its subsidiary company located in Nevada, called AHL Holdings Ltd. ("AHL") (herein the "Option Agreement") to option 62 unpatented mining claims located in Nevada.

On March 22, 2004, AHL signed an Option and Royalty Agreement with Golden Arc Mining & Refining Inc. a Nevada corporation. ("ARC") (the "Underlying Option").

ARC is the owner of 37 unpatented mining claims located in the county of Humboldt, Nevada. (the "Golden Arc Claims"). ARC has granted AHL an option to acquire the claims by:

(i) the payment of US $9,000.

(ii) the expenditure of US $100,000 in exploration expenses in the first year and US $200,000 in the second year. The start date of the first year is

(iii) upon the receipt by AHL of all prior legal, regulatory and exploration date regarding the Golden Arc Claims (the "Start Date")

ARC retains a 2.0% net smelter return (the "Royalty") in the 37 Golden Arc Claims which may be purchased for US $1,000,000 for each 1% or an aggregate of US $2,000,000.

Advance royalty payments are required as follows:
US $10,000 and US $10,000 on each of the first and second anniversary of the Start Date.

US $20,000 on the third and each successive anniversary of the Agreement until production commences from the Golden Arc Claims at which time the advance royalties will terminate. The advance royalties will be credited to the royalties paid during production.

AHL has staked an additional 25 unpatented mining claims adjacent to the Golden Arc Claims and retains a 2% Net Smelter Return on these additional claims.

When the issuer signed the Option Agreement it assumed the obligations of the Underlying Option. The Issuer is required to issue 100,000 shares to Golden Arc. by December 10, 2004.

Pursuant to the Option Agreement, the Issuer is required to incur exploration expenditures of US $4,000,000, pay US $70,000 and issue 1,800,000 shares to the Optionor as follows:

Cash
(1) US $30,000 on December 15, 2004 and US $40,000 on January 31, 2005. (The $30,000 has been paid.)

Shares
(2) 100,000 shares within 5 business days of December 3, 2004. (These shares were issued.)

(3) 200,000 shares on each of December 15, 2004 and January 31, 2005 (200,000 shares were issued on December 13, 2004)

(4) 400,000 shares on each of August 31, 2005 and August 31, 2006

(5) 500,000 shares on December 31, 2007

Exploration Expenditures

Incurring exploration expenditures of US $4,000,000 as follows:

(i) US $1,000,000 by December 31, 2006,
(ii) US $1,000,000 by December 31, 2007
(iii) US $2,000,000 by December 31, 2008.

A pre-feasibility study is required by June 30, 2009.

Item 6: Reliance on section 85 (2) of the Act

The report is not being filed on a confidential basis in reliance on section 85 (2) of the Act.

Item 7: Omitted Information

No information has been omitted pursuant to section 85(3) of the Act.

Item 8: Senior Officers

Warren McIntyre, director and corporate secretary may be contacted for additional information at 604.629.0000.

Item 9: Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein." Dated at Vancouver, British Columbia this 11 day of January, 2005.

/s/ Warren McIntyre
________________________________________
WARREN MCINTYRE
Director and Corporate Secretary
Evolving Gold Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director